Exhibit 21.1
List of Subsidiaries

Name	Jurisdiction of Incorporation
Schrödinger, LLC	Delaware
Schrödinger GmbH	Germany
Synaptic Science LLC	Delaware
Schrödinger, KK	Japan
Reo Discovery Limited	Ireland
Faxian Therapeutics, LLC	Delaware
Schrödinger Technologies Ltd	United Kingdom
Schrödinger India Private Limited	India
Schrodinger Korea LLC	South Korea
XTAL BioStructures, Inc.	Massachusetts